Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

SUPPLEMENT NO. 4 DATED SEPTEMBER 17, 2008

TO PROSPECTUS DATED APRIL 25, 2008

APPLE REIT NINE, INC.

The following information supplements the prospectus of Apple REIT Nine, Inc. dated April 25, 2008 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 3 (which is cumulative and replaces all prior Supplements) and this Supplement No. 4.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Nine, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Nine, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on May 14, 2008. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 26, 2008, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	17,592,340	$193,515,752	$174,164,177

Total	27,116,150	$293,515,752	$264,164,177

Our distributions since initial capitalization through June 30, 2008 (before we completed the purchase of any hotels) totaled $893,000 and were paid at a monthly rate of $0.073334 per common share beginning in June 2008. For the same period our cash generated from operations was $304,000. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. We intend to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors – We may be unable to make distributions to our shareholders,” on page 28 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchase Contracts

We caused one of our indirect wholly-owned subsidiaries to enter into a series of purchase contracts for the potential purchase of four hotels.

The total gross purchase price for these hotels, which contain 417 guest rooms, is approximately $58.4 million. The purchase contracts provide for an aggregate initial deposit of $600,000, and require an additional aggregate deposit in the amount of $500,000 after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the purchase price. Further information about these purchase contracts and hotels is provided in the “Additional Information about Purchase Contracts” section below.

Source of Deposit Payments

Our offering proceeds have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

Termination of Purchase Contract

On September 8, 2008, we caused one of our indirect wholly-owned subsidiaries to terminate a purchase contract for a hotel located in Pueblo, Colorado. The hotel had a purchase price of $8,550,000 and contained 81 guest rooms. The seller did not have any material relationship with us or our subsidiaries, other than through the purchase contract. In connection with the termination of the purchase contract, the initial deposit of $100,000 was repaid to our contracting subsidiary.

ADDITIONAL INFORMATION ABOUT PURCHASE CONTRACTS

The following tables provide a summary of the four hotels covered by pending purchase contracts, and the related loan information for the applicable hotels:

Summary (Pending Purchase Contracts)

	Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price(a)
1.	Santa Clarita, California	Hampton Inn(c)	August 29, 2008	128	$16,500,000
2.	Santa Clarita, California	Residence Inn(c)	August 29, 2008	90	16,000,000	(b)
3.	Santa Clarita, California	Fairfield Inn(c)	August 29, 2008	66	9,000,000	(b)
4.	Beaumont, Texas	Residence Inn	September 11, 2008	133	16,900,000

	Total			417	$58,400,000

Notes for Table:

(a)	Under each purchase contract, we are required to make an initial deposit to the seller. The aggregate initial deposits for the hotels listed above totaled $600,000. We are required to make additional deposits in the aggregate amount of $500,000 after the end of our contractual review period. If we close on the purchase of a particular hotel the initial deposit (and any additional deposit) will be applied to the purchase price. If a closing does not occur because the seller has failed to satisfy a closing condition or breaches the purchase contract, the deposit would be refunded to us.
(b)	These two hotels are covered under the same purchase contract with an aggregate purchase price of $25,000,000.
(c)	The sellers are affiliated with each other but do not have any material relationship with us or our subsidiaries, other than through the purchase contracts.

Loan Information for Potential Purchases

Certain purchase contracts mentioned above require our purchasing subsidiaries to assume or defease loans that are secured by the hotels under contract. Each loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender would be permitted to seek repayment from the guarantor or indemnitor of the loan, which is expected to be another one of our wholly-owned subsidiaries.

The table below summarizes the applicable loan information for hotels under contract:

Loan Information (a)

Hotel Location	Franchise	Principal Balance of Loan	Annual Interest Rate	Maturity Date
Santa Clarita, California	Hampton Inn	$6,742,500	6.27%	February 2013
Santa Clarita, California	Residence Inn	(b)	6.27%	February 2013
Santa Clarita, California	Fairfield Inn	(b)	6.27%	February 2013

Total		$16,856,250

Notes for Table:

(a)	All loans provide for monthly payments of principal and interest on an amortized basis.
(b)	These two hotels are covered under the same loan instrument. The current aggregate principal balance of the loan is $10,113,750.

We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

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